SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

PURE WORLD, INC.
(Name of subject company)

PURE WORLD, INC.
(Name of person filing statement)

COMMON STOCK
(Title of class of securities)

74622C106
(CUSIP Number of class of securities)

Sue Ann Merrill
Chief Financial Officer
Pure World, Inc.
376 Main Street, P.O. Box 74
Bedminster, New Jersey 07921
(908) 234-9220
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Guy P. Lander
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

|_| Checkthe box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Pure World, Inc., a Delaware corporation (the “Company” or “Pure World”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”), initially filed with the Securities and Exchange Commission on June 17, 2005, as amended and supplemented to date, with respect to the cash tender offer by Naturex Acquisition Corp., a newly formed Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Naturex S.A., a société anonyme organized under the laws of the French Republic (“Parent”), to purchase all of the issued and outstanding shares of common stock, $0.01 par value, of the Company, (the “Shares”), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $4.30 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on Friday, June 17, 2005, and expired at 12:00 midnight, New York City time, on Friday, July 15, 2005.

Item 8. Additional Information

         The disclosure set forth under Item 8 is hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight, New York City time, on Friday, July 15, 2005, and was not extended. Purchaser was advised by American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), that 7,504,394 Shares (including 5,626 Shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 92.78% of all outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. On July 18, 2005, Parent and the Company issued a joint press release announcing that Parent, through Purchaser, had accepted for payment all such Shares validly tendered and not properly withdrawn prior to the expiration of the offering period for the Offer. Purchaser notified the Depositary to pay promptly for the tendered and accepted Shares.

Item 9. Exhibits

         The following exhibit is filed with this Amendment No. 2 to the Schedule.

Exhibit	Description

(a)(5)(F)	Joint Press Release of Naturex S.A. and Pure World, Inc. dated July 18, 2005, (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Naturex S.A. and Naturex Acquisition Corp. on July 18, 2005).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PURE WORLD, INC. By: /s/ Qun Yi Zheng —————————————— Name: Qun Yi Zheng Title: President

Date: July 18, 2005